

TRANSMISSÃO PAULISTA

03 APR -3 AM 7:21

Data São Paulo, march 28, 2003 *RefCT/F/00908/2003.*



03022023

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

The Board of Directors of this Company, in the meeting held on 03/24/2003, approved the election of Mr. Alexandre Magalhães da Silveira to fill a vacancy in the referred to Board of Directors. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and
Relations with Investors

Copy to: Glorinete Laurentino
The Bank of New York

dlw 6/2